September 25, 2017

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Ms. Irene Paik

Re:

Re: Ohr Pharmaceutical, Inc.

Registration Statement on Form S-3

Filed September 15, 2017
File No. 333-220487

Dear Ms. Paik:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to September 27, 2017, at 4:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutman.com of the date and time that the registration statement has been declared effective.

Very truly yours,

Ohr Pharmaceutical, Inc.

By:	/s/ Sam Backenroth
Name: Sam Backenroth
Title: Chief Financial Officer

cc:	Dr. Jason Slakter, Chief Executive Officer, Ohr Pharmaceutical, Inc.
Aurora Cassirer, Esq. Troutman Sanders, LLP
Joseph Walsh, Esq., Troutman Sanders, LLP